Shareholder Accounts	Corporate Offices
c/o Ultimus Fund Solutions, LLC	3707 W. Maple Road, Suite 100
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SCHWARTZ INVESTMENT TRUST

April 28, 2010

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schwartz Investment Trust (the “Trust”)
File Nos. 811-07148; 33-51626
Response to Staff’s Comments on Post-Effective Amendment No. 24

Ladies and Gentlemen:

Mr. Dominic Minore of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 24 to the Trust’s registration statement on Form N-1A.  The following are the comments provided and the Trust’s response to each:

PROSPECTUS: SCHWARTZ VALUE FUND

1.         The Prospectus has 2 cover pages, which should be consolidated.  The cover page should include the date of the Prospectus, the name of the Fund and its ticker symbol, and the legend required by Rule 481(b)(1) under the Securities Act of 1933.  The cover page may also include the graphics currently on the cover, as well as a statement of the Fund’s investment objective, but the remaining information should be deleted or moved outside of the Risk/Return Summary section.

RESPONSE:    The second cover page has been deleted.  The cover page now includes only information specifically mentioned in Item 1(a) of Form N-1A.  The table of contents and the Fund’s mailing addresses and telephone numbers are presented on the inside front cover.

2.         On the cover page, add the words “ticker symbol” in order to identify RCMFX as the Fund’s ticker symbol.

RESPONSE:    The words “ticker symbol” have been added to the cover page.

3.         Revise the footnote following the table of Annual Fund Operating Expenses in the Risk/Return Summary to indicate that the restatement of Management Fees is to reflect a “contractual” reduction in the annual percentage rate at which such fees are computed.  The amended investment advisory contract for the Fund should be filed as an exhibit to the registration statement.

RESPONSE:    The footnote following the table of Annual Fund Operating Expenses has been revised as requested.  The amended investment advisory contract for the Fund will be filed as an exhibit to Post-Effective Amendment No. 25.

4.         The discussion of the Fund’s principal investment strategies in the Risk/Return Summary indicates that “the Fund invests primarily in U.S. common stocks” under normal market conditions.  Will the Fund invest in foreign securities as a principal investment strategy?  If so, indicate the maximum amount that the Fund may invest in securities of foreign issuers, including the maximum amount that may be invested in securities of foreign issuers located in emerging markets, or alternatively state that there is no limitation on such investments.

RESPONSE:    The Fund does not invest in foreign securities as a principal investment strategy.  In order to clarify this fact, we have revised the relevant disclosure to indicate that the Fund intends to invest at least 80% of its net assets in U.S. common stocks under normal market conditions.

5.         The discussion of the Fund’s principal investment strategies in the Risk/ Return Summary indicates that the Fund will typically invest “a portion” of its assets in small and mid-capitalization companies.  Revise this disclosure to more specifically state the extent to which the Fund will typically invest in small and mid-capitalization companies.

RESPONSE:    We have revised the relevant disclosure to indicate that the Fund will typically invest “a significant portion” of its assets in small and mid-capitalization companies.  The capitalization range of the Fund’s portfolio companies will vary based on market conditions and the Adviser’s analysis of specific issuers, and therefore it is not possible to accurately estimate such holdings as a percentage of assets.

6.         In the discussion of the Fund’s principal investment strategies in the Risk/Return Summary, disclose how the Adviser defines “mid-cap” and small-cap” companies.

RESPONSE:    The following disclosure has been added:  “The Adviser currently defines mid-cap companies as those whose market capitalization at the time of purchase is between $4 billion and $10 billion and defines small-cap companies as those whose market capitalization at the time of purchase is between $200 million and $4 billion.”

7.         In the first paragraph of the discussion of the Fund’s principal investment risks in the Risk/Return Summary, delete the phrase “Although profits in some Fund holdings may be realized quickly,” as this does not represent an investment risk.

RESPONSE:    We have deleted the relevant language, as requested.

8.         In the discussion of the Fund’s principal investment risks in the Risk/Return Summary, delete the second and third sentences of the paragraph captioned “Investment Style and Management Risk,” as that disclosure does not represent investment risks.

RESPONSE:    We have deleted the relevant language, as requested.

9.         In the first paragraph of the discussion of the Fund’s performance history, delete the following sentence or move it to outside of the Risk/Return Summary:  “All figures assume reinvestment of dividends and distributions.”

RESPONSE:    We have deleted the relevant language.

10.       The following sentence, appearing beneath the performance bar chart, should either be deleted or moved to outside the Risk/Return Summary:  “The impact of taxes is not reflected in the bar chart; if reflected, returns would be less than those shown.”

RESPONSE:    We have deleted the relevant language.

11.       The following disclosure, appearing in the paragraph immediately preceding the table comparing the Fund’s returns to those of its benchmark index, should either be deleted or moved outside the Risk/Return Summary:  “The table below shows how the Fund’s average annual total returns compare with those of the Russell 2000 Index.  The table also presents the impact of taxes on the Fund’s returns.”

RESPONSE:    We have deleted the relevant language.

12.       Delete or move outside the Risk/Return Summary the footnote describing the Russell 2000 Index following the performance table.

RESPONSE:    We have deleted the footnote.

13.       Abbreviate the section Management of the Fund – Investment Adviser by deleting “is the investment adviser of the Fund.”

RESPONSE:    We have deleted the relevant language, as requested.

14.       In the section Purchase and Sale of Fund Shares, the following disclosures should be deleted or moved to outside of the Risk/Return Summary: (1) the sentence under “Minimum Initial Investment” stating that the Fund may, in the Adviser’s sole discretion, accept accounts with less than the minimum initial investment; (2) the sentence under “Minimum Additional Investment” stating that the Fund reserves the right to impose a minimum additional investment requirement; (3) the sentence under “General Information indicating that orders are processed at the net asset value next calculated after the Fund receives a request in good order; and (4) the sentence under “General Information” cross-referencing to other sections of the Prospectus for more information about purchasing and redeeming shares and providing a toll-free telephone number.

RESPONSE:    We have deleted the relevant language, as requested.

15.       Expand the section Additional Investment Information to include descriptions of the Fund’s principal investment strategies and the principal risks of investing in the Fund.

RESPONSE:    The section Additional Investment Information has been expanded to include descriptions of the Fund’s principal investment strategies and the principal risks of investing in the Fund.

16.       In the section How to Purchase Shares, disclose at what point a purchase order placed through an authorized brokerage firm or other financial institution will be considered to be received by the Fund.

RESPONSE:    The following disclosure has been added:  “Your purchase will be made at the net asset value next determined after your order is received by such organization in proper form before 4:00 p.m., Eastern time, or such earlier time as may be required by such organization.”

17.       In the section How to Purchase Shares, add disclosure indicating the manner in which an investor can determine if his brokerage firm or other financial institution is authorized to accept purchase orders on behalf of the Fund.

RESPONSE:    The following disclosure has been added:  “Contact your brokerage firm or financial institution to determine whether it is authorized to accept orders on behalf of the Fund.”

18.       Under the caption “Additional Information” in the section How to Purchase Shares, it states that “the Fund’s account application contains provisions in favor of the Fund, the Distributor, the Transfer Agent and certain of their affiliates, excluding such entities from certain liabilities (including, among other, losses resulting from unauthorized shareholder transactions) relating to the various services made available to investors.”  Revise this disclosure to provide an exhaustive list of all liabilities for which these entities will be excluded from liability.

RESPONSE:    The relevant disclosure has been revised to reflect that the Fund and affiliated entities will be excluded “from liability in connection with the performance of any acts instructed by shareholders.”

19.       In the section How to Redeem Shares, add disclosure indicating the manner in which an investor can determine if his brokerage firm or other financial institution is authorized to accept redemption orders on behalf of the Fund.

RESPONSE:    The following disclosure has been added:  “Contact your brokerage firm or financial institution to determine whether it is authorized to accept orders on behalf of the Fund.”

20.       In the penultimate sentence of the section Calculation of Share Price, change “market value” to “fair value” so that the sentence reads:  “Short-term instruments (those with remaining maturities of 60 days or less) are valued at amortized cost, which approximates fair value.”

RESPONSE:    We have made the requested change.

PROSPECTUS:  AVE MARIA MUTUAL FUNDS

21.       The Prospectus has 2 cover pages, which should be consolidated.  The cover page should include the date of the Prospectus, the name of the Funds and their ticker symbols, and the legend required by Rule 481(b)(1) under the Securities Act of 1933.  The cover page may also include a statement of the Funds’ investment objectives, but the remaining information should be deleted or moved behind the Risk/Return Summary section.

RESPONSE:    The cover pages have been consolidated.  The cover page now includes only information specifically mentioned in Item 1(a) of Form N-1A.  The table of contents and the Funds’ mailing addresses and telephone numbers are presented on the inside front cover.

22.       The Prospectus cover includes a photograph of St. Peter’s Basilica in Vatican City.  Remove or replace the photograph as it could imply that the Funds are authorized or sponsored by the Roman Catholic Church.

RESPONSE:    The photograph of St. Peter’s Basilica has been removed from the cover page.

23.       The investment objective of each Fund as disclosed in the Risk/Return Summary should reflect the investment objective only, and not the investment strategies by which the Funds to seek to achieve that objective.  Thus, the phrase “from equity investments of companies that do not violate core values and teachings of the Roman Catholic Church” should be deleted from the description of the investment objective of Ave Maria Catholic Values Fund, Ave Maria Growth Fund, Ave Maria Rising Dividend Fund, Ave Maria Opportunity Fund and Ave Maria World Equity Fund.

RESPONSE:    We have deleted the relevant language, as requested.

24.       With respect to each Fund except Ave Maria Rising Dividend Fund, revise the last line in the table of Annual Fund Operating Expenses in the Risk/Return Summary from “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Management Fee Reductions” or “Total Annual Fund Operating Expenses After Management Fee Reductions and Expense Reimbursements”, as applicable.

RESPONSE:    We have revised the relevant language in the table of Annual Fund Operating Expenses.

25.       With respect to Ave Maria Catholic Values Fund, Ave Maria Growth Fund and Ave Maria Opportunity Fund, revise the first footnote following the table of Annual Fund Operating Expenses in the Risk/Return Summary to indicate that the restatement of Management Fees is to reflect a “contractual” reduction in the annual percentage rate at which such fees are computed.  The amended investment advisory contract for each Fund should be filed as an exhibit to the registration statement.

RESPONSE:    The first footnote following the table of Annual Fund Operating Expenses for Ave Maria Catholic Values Fund, Ave Maria Growth Fund and Ave Maria Opportunity Fund has been revised as requested.  The amended investment advisory contract for each Fund will be filed as an exhibit to Post-Effective Amendment No. 25.

26.       With respect to all Funds except for Ave Maria Rising Dividend Fund, delete “the applicable expense limitation” from the second sentence of the second footnote following the table of Annual Fund Operating Expenses, and replace it with the actual percentage limitation applicable to the particular Fund.  In addition, the last two sentences of that footnote should be deleted or moved outside of the Risk/Return Summary.  Disclose in that same footnote who may terminate the expense limitation agreement and under what circumstances.

RESPONSE:    We have revised the relevant footnote to delete “the applicable expense limitation” and replace it with the actual percentage limitation applicable to the particular Fund.  In addition, the last two sentences of that footnote have been deleted and the footnote has been expanded to indicate who may terminate the expense limitation agreement and under what circumstances.

27.       With respect to the Ave Maria Rising Dividend Fund, because that Fund did not benefit from advisory fee reductions or expense reimbursements during the most recent fiscal year, move the disclosure in the footnote following the table of Annual Fund Operating Expenses to outside the Risk/Return Summary.  Expand the disclosure to indicate who may terminate the expense limitation agreement and under what circumstances.

RESPONSE:    We have moved the relevant disclosure from the Risk/Return Summary to Additional Investment Information and have expanded the disclosure to indicate who may terminate the expense limitation agreement and under what circumstances.

28.       With respect to each Fund except for Ave Maria Rising Dividend Fund, delete “the contractual period currently in place” from the fourth sentence of the expense “Example” and replace it with the actual time period applicable to the particular Fund (e.g., a period of one year).

RESPONSE:    We have revised the relevant disclosure, as requested.

29.       The discussion of principal investment strategies for each Fund in the Risk/Return Summary makes reference to “equity investments.”  Disclose the types of securities that are considered to be equity investments.

RESPONSE:    We have added disclosure to indicate that equity securities include common stocks, preferred stocks and securities convertible into common stock.

30.       Add disclosure in the discussion of each Fund’s principal investment strategies in the Risk/Return Summary stating that the Fund is not authorized or sponsored by the Roman Catholic Church and the Catholic Advisory Board is not affiliated with the Roman Catholic Church.

RESPONSE:    Disclosure has been added to the discussion of each Fund’s principal investment strategies stating that the Fund is not authorized or sponsored by the Roman Catholic Church and the Catholic Advisory Board is not affiliated with the Roman Catholic Church.

31.       In the discussion of principal investment strategies in the Risk/Return Summary for Ave Maria World Equity Fund, disclose the maximum percentage of the Fund’s assets that may be invested in any single country other than the United States and the maximum percentage of the Fund’s assets that may be invested in emerging markets.  If there is no limit on the Fund’s investments in a single country or emerging markets, so state.  In addition, if there is no limit on the Fund’s investments in a single country (other than the United States), provide a representation that the Prospectus will be revised in the event that 25% or more of the Fund’s total assets are invested in securities of issuers located in a single country.

RESPONSE:    We have included disclosure in the discussion of principal investment strategies for Ave Maria World Equity Fund to indicate that the Fund will limit its investments in securities of issuers located in any one country (other than the United States) to less than 25% of the Fund’s total assets.  We have also included disclosure to indicate that the Fund may invest without limitation in equity securities of issuers located in emerging markets.

32.       The first sentence of the discussion of principal investment strategies in the Risk/Return Summary for Ave Maria Bond Fund states that the Fund “invests primarily (80% or more of its net assets…) in investment-grade debt securities of primarily domestic issuers…”  Disclose what is meant by “primarily domestic issuers.”

RESPONSE:    The word “primarily” has been deleted so that this sentence now refers to “investment grade debt securities of domestic issuers.”

33.       In the first sentence of the third paragraph of the discussion of principal investment strategies in the Risk/Return Summary for Ave Maria Bond Fund, replace “a majority of its assets” with “80% of its net assets.”

RESPONSE:    The relevant language has been revised, as requested.

34.       In the fourth paragraph of the discussion of principal investment strategies in the Risk/Return Summary for Ave Maria Bond Fund, make reference to securities whose ratings are below investment-grade as “junk” bonds or “junk” securities.

RESPONSE:    We have referred to securities whose ratings are below investment-grade as “junk” securities.

35.       Delete the following disclosure, included for certain Funds under the caption “Security Selection and Investment Style Risk” in the discussion of principal investment risks in the Risk/Return Summary, as this does not represent an investment risk:  “The Adviser’s value approach focuses on stocks believed to be selling at a discount relative to their intrinsic value.  It is the Adviser’s expectation that the market will ultimately recognize these undervalued stocks and their prices will rise to more closely reflect their true value.”

RESPONSE:    The relevant language has been deleted, as requested.

36.       If Ave Maria World Equity Fund may invest in emerging markets, add disclosure at the end of the paragraph captioned “Foreign Exposure Risks” in the Risk/Return Summary to indicate that the risks described in that paragraph are more pronounced in the case of investments in securities of issuers that are located in or have substantial operations in emerging market countries.

RESPONSE:    We have added disclosure at the end of the paragraph captioned “Foreign Exposure Risks” to indicate that the risks described in that paragraph are more pronounced in the case of investments in securities of issuers that are located in or have substantial operations in emerging market countries.

37.       If Ave Maria Bond Fund intends to invest in “sub-prime” mortgage-backed securities, disclose this as an investment strategy in the Risk/Return Summary and expand the risk disclosure accordingly.

RESPONSE:    Ave Maria Bond Fund does not intend to invest in “sub-prime” mortgage-backed securities.

38.       With respect to Ave Maria Bond Fund, add to the Risk/Return Summary disclosure regarding the risks presented by the ratings of credit agencies, i.e., the inherent conflicts of interest, a rating does not reflect market risk, and a rating may not be revised promptly to reflect developments in the issuer’s financial condition.

RESPONSE:    The disclosure has been added, as requested.

39.       With respect to all Funds except Ave Maria World Equity Fund, delete or move outside of the Risk/Return Summary the following sentence for the first paragraph following the heading “What has been the Fund’s performance history?” – All figures assume reinvestment of dividends and distributions.  Delete or move outside of the Risk/Return Summary the following sentence below the performance bar chart – The impact of taxes is not reflected in the bar chart, if reflected, returns would be less than shown.  In addition, delete or move outside of the Risk/Return Summary the first two sentences following the caption “Average Annual Total Returns for Periods Ended December 31, 2009.”

RESPONSE:    The relevant language has been deleted.

40.       With respect to all Funds except for Ave Maria World Equity Fund, delete or move outside of the Risk/Return Summary all of the footnotes describing benchmark indices that appear below the table of average annual total returns.

RESPONSE:    The relevant footnotes have been deleted.

41.       In the first paragraph following the caption “What has been the Fund’s performance history?” in Ave Maria Rising Dividend Fund’s Risk/Return Summary, change “broad measures of market performance” to “a broad measure of market performance.”  If the Fund’s performance is to be compared to the returns of two separate indices, add disclosure in that paragraph explaining why the non-primary benchmark index is an appropriate measure against which to compare the Fund’s performance.

RESPONSE:    We have changed “broad measure of market performance” to “a broad measure of market performance.”  Disclosure has been added explaining why the Fund’s non-primary benchmark index (i.e., the Standard & Poor’s 500 Index) is an appropriate measure against which to compare the Fund’s performance.

42.       Expand the discussion of performance in Ave Maria World Equity’s Risk/ Return Summary to comply with Instruction 1(b) to Item 4(b)(2) of Form N-1A.

RESPONSE:    The discussion of performance in Ave Maria World Equity Fund’s Risk/Return Summary has been expanded to comply with Instruction 1(b) to Item 4(b)(2) of Form N-1A, as requested.

43.       With respect to each Fund except Ave Maria Growth Fund, abbreviate the section Management of the Fund – Investment Adviser by deleting “is the investment adviser of the Fund.”   Abbreviate that section for Ave Maria Growth Fund to read as follows:  “Schwartz Investment Counsel, Inc. is the investment adviser of the Fund.  JLB& Associates, Inc. (the Sub-Adviser) is the sub-adviser of the Fund.”

RESPONSE:    We have revised the relevant disclosures, as requested.

44.       In the section Purchase and Sale of Fund Shares, the following disclosures should be deleted or moved to outside of the Risk/Return Summary: (1) the sentence under “Minimum Initial Investment” stating that the Funds may, in the Adviser’s sole discretion, accept accounts with less than the minimum initial investment; (2) the sentence under “Minimum Additional Investment” stating that the Funds reserve the right to impose a minimum additional investment requirement; (3) the sentence under “General Information” indicating that orders are processed at the net asset value next calculated after the Funds receive a request in good order; and (4) the sentence under “General Information” cross-referencing to other sections of the Prospectus for more information about purchasing and redeeming shares and providing a toll-free telephone number.

RESPONSE:    We have deleted the relevant language, as requested.

45.       Expand the section Additional Investment Information to include descriptions of the Funds’ principal investment strategies and the principal risks of investing in the Funds.

RESPONSE:    The section Additional Investment Information has been expanded to include descriptions of the Funds’ principal investment strategies and the principal risks of investing in the Funds.

46.       In the section How to Purchase Shares, disclose at what point a purchase order placed through an authorized brokerage firm or other financial institution will be considered to be received by the Funds.

RESPONSE:    The following disclosure has been added:  “Your purchase will be made at the net asset value next determined after your order is received by such organization in proper form before 4:00 p.m., Eastern time, or such earlier time as may be required by such organization.”

47.       In the section How to Purchase Shares, add disclosure indicating the manner in which an investor can determine if his brokerage firm or other financial institution is authorized to accept purchase orders on behalf of the Funds.

RESPONSE:   The following disclosure has been added:  “Contact your brokerage firm or financial institution to determine whether it is authorized to accept orders on behalf of the Funds.”

48.      Under the caption “Additional Information” in the section How to Purchase Shares, it states that “the Funds’ account application contains provisions in favor of the Funds, the Distributor, the Transfer Agent and certain of their affiliates, excluding such entities from certain liabilities (including, among other, losses resulting from unauthorized shareholder transactions) relating to the various services made available to investors.”  Revise this disclosure to provide an exhaustive list of all liabilities for which these entities will be excluded from liability.

RESPONSE:   The relevant disclosure has been revised to reflect that the Funds and affiliated entities will be excluded “from liability in connection with the performance of any acts instructed by shareholders.”

49.      In the section How to Redeem Shares, add disclosure indicating the manner in which an investor can determine if his brokerage firm or other financial institution is authorized to accept redemption orders on behalf of the Funds.

RESPONSE:   The following disclosure has been added:  “Contact your brokerage firm or financial institution to determine whether it is authorized to accept orders on behalf of the Funds.”

50.      In the penultimate sentence of the section Calculation of Share Price, change “market value” to “fair value” so that the sentence reads:  “Short-term instruments (those with remaining maturities of 60 days or less) are valued at amortized cost, which approximates fair value.”

RESPONSE:  We have made the requested change.

STATEMENT OF ADDITIONAL INFORMATION (SAI):  SCHWARTZ VALUE FUND

51.      Expand the discussion regarding illiquid investments in the section Investment Policies and Risk Considerations to include the disclosures included in the SAI for the Ave Maria Funds regarding the oversight role of the Board of Trustees and the various risk disclosures (e.g., the potential inability of the Fund to promptly sell an illiquid security, the possibility that the Fund might obtain a less favorable price for illiquid securities than the price that prevailed when the decision was made to sell, etc.).

RESPONSE:   We have revised the discussion of illiquid investments to conform to the relevant discussion in the SAI of the Ave Maria Funds.

52.      The SAI includes disclosure that the Fund will not enter into a repurchase agreement not terminable within seven days if, as a result thereof, more than 15% of the value of its net assets would be invested in such securities and other illiquid securities.  Disclose the maximum percentage of net assets that the Fund may invest in repurchase agreements of seven days or less or, if there is no limit on such investments, so state.

RESPONSE:   We have added disclosure stating that there is no limit on the amount that the Fund may invest in repurchase agreements.

53.      If the Fund will engage in reverse repurchase agreements and/or securities lending, add disclosure to that effect.  Alternatively, disclose that the Fund has no intention of engaging in these strategies.

RESPONSE:   We have added disclosure to indicate that the Fund does not intend to invest in reverse repurchase agreements.  In addition, we have added disclosure to indicate that the Fund is not permitted to engage in securities lending.

54.      Add the disclosures required by Item 17(b) of Form N-1A relating to the qualifications of the Trustees and the leadership structure of the Board.

RESPONSE:   The requested disclosure has been added.  See Trustees and Officers – Leadership Structure and Qualifications of Trustees.

55.      Add disclosure to the discussion of illiquid securities to the effect that, if the Fund should be in a position where more than 15% of the value of its net assets is invested in illiquid assets, the Fund will take such steps as is deemed advisable to protect liquidity.

RESPONSE:   We have added the requested disclosure.

STATEMENT OF ADDITIONAL INFORMATION (SAI):  AVE MARIA FUNDS

56.      The SAI includes disclosure that the Funds will not enter into a repurchase agreement not terminable within seven days if, as a result thereof, more than 15% of the value of its net assets would be invested in such securities and other illiquid securities.  Disclose the maximum percentage of net assets that a Fund may invest in repurchase agreements of seven days or less or, if there is no limit on such investments, so state.

RESPONSE:   We have added disclosure stating that there is no limit on the amount that the Funds may invest in repurchase agreements.

57.      If the Funds will engage in reverse repurchase agreements, add disclosure to that effect.  Alternatively, disclose that the Funds have no intention of engaging in reverse repurchase agreements.

RESPONSE:   We have added disclosure to indicate that the Funds do not intend to invest in reverse repurchase agreements.

58.      Add the disclosures required by Item 17(b) of Form N-1A relating to the qualifications of the Trustees and the leadership structure of the Board.

RESPONSE:   The requested disclosure has been added.  See Trustees and Officers – Leadership Structure and Qualifications of Trustees.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Assistant Secretary